Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51 - 102F1
CONTINENTAL ENERGY CORPORATION

For the First Quarter of Fiscal 2015 Ended on 30 September 2014

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 18 November 2014 (the "Report Date"). It is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

The Interim Financial Statements and this MD&A pertain to the three month period ended 30 September 2014, which corresponds to the First Quarter of the Company's fiscal year ending 30 June 2015. This quarter is hereinafter referred to as the "First Quarter" or as the "Past Quarter".

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is an emerging international energy investment company established to acquire participating interests in conventional, alternative, and renewable energy generation and distribution projects in a geographic area focused on the developing countries of the "Indian Ocean Rim", including those in bordering the Indian Ocean in SE Asia, East Africa, and South Asia.

PART - 2 : HIGHLIGHTS OF THE FIRST QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during the First Quarter are summarized below:

Cease Trade Orders
On 23 July 2014, the British Columbia Securities Commission and the Alberta Securities Commission revoked their cease trade orders against the Company. On 26 March 2014, the Alberta Securities Commission issued the Company a cease trade order. The British Columbia Securities Commission had also issued the Company a cease trade order on 23 December 2013.These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and its Interim Financial Statements for the quarters ended 30 September 2013 and 31 December 2013. The orders prohibited trading of the Company’s securities in Canada until the deficiency was cured and the orders revoked. The Company made the filings to cure the deficiencies on 2 May 2014 and made application for revocation on 5 May 2014.

Convertible Promissory Note
On 28 July 2014, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to 30 September 2014.

Private Placements
On 4 August 2014, the Company completed a private placement consisting of 2,400,000 common shares at an issue price of $0.05 per share for total proceeds of $120,000. On 22 August 2014, a $750,000 interest free loan was converted into a private placement of 15,000,000 common sharesat an issue price of $0.05 per share. The two private placements raised $870,000 in capital for the Company of which $120,000 was attributable to the First Quarter and $750,000 to the previous fiscal year.

Sale of Norwegian Subsidiary
On 15 September 2014, the Company entered into a sale and purchase agreement to sell its 51% equity interest in Visionaire Energy AS to Visionaire Invest AS for total consideration of $1.2 million consisting of 20 million Company shares plus $200,000 in cash. As a part of the sale agreement, Mr. Johnny Christiansen, a related party and a principal in Visionaire Invest AS, resigned from the Company’s board of directors effective 15 September 2014. The sale transaction is subject to approval of the shareholders to be sought at the Company's 2014 AGM scheduled for 5 December 2014.

New Affiliate Acquired in Tanzania
In a press release dated 24 September 2014, the Company acquired a 42.5% equity interest in Ruaha River Power Company Ltd. ("Ruaha Power"), a renewable energy power developer based in Dar es Salaam, Tanzania. Ruaha Power develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). Ruaha Power is committed to profitably developing and operating its Mini-Grids by selling electrical power directly to consumers at pre-pay meters in the vast underserved rural and small urban markets of Tanzania. Ruaha Power is currently developing a biomass, solar PV, diesel hybrid Mini-Grid at Malolo village in central Tanzania. It is also conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

The Company is one of the four founding shareholders of Ruaha Power. As at the end of the First Quarter, the Company owned a 42.5% stake in Ruaha Power and is its single largest shareholder. A private American development company, Pan African Management and Development Company, Inc. owned 30% and two Tanzanian companies, Kastan Mining PLC and Kitonga Electric Power Company owned 12.5% and 15% respectively. The Company earned its fully paid-up stake in Ruaha Power for its technical contributions to the initial geotechnical evaluation and feasibility study work on Ruaha Power's Lukosi River hydropower project performed by the Company from its Jakarta office. The Company's Chairman and CEO also serves as the Chairman and CEO of Ruaha Power. (See Increase in Stake in Ruaha Power in "Subsequent Events" below).

Annual General Meeting Scheduled
On 29 September 2014, the Company published and filed on SEDAR, its notice of record date and meeting date for its annual general meeting for the fiscal year ended 30 June 2014. The record date for rights to vote was 24 October 2014. The meeting is set for 5 December 2014 and will be held at the boardroom of the Company's transfer agent in Vancouver.

2.1	Share Purchase Warrants Activity During the First Quarter

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues-No new issues of share purchase warrants were made.

  Expiry - An amount of 2,000,000 share purchase warrants expired on 30 September 2014.

  Amendments-No amendments were made to the terms of any outstanding warrants.

2.2	Incentive Stock Options Activity During the First Quarter

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry- No outstanding incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

2.3	Common Share Conversion Rights Activity During the First Quarter

During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments- There were no amendments to the terms of any outstanding common share conversion rights.

2.4	New Shares IssuesDuring the First Quarter

During the Past Quarter, a total of 17,400,000 new common shares were issued pursuant to private placements.

PART - 3 : SHAREHOLDING AT END OF THE FIRST QUARTER

As at the end of the First Quarter, the Company’s share capital was issued or held in reserve as follows:

141,015,381	common shares were issued and outstanding.
9,462,500	unexercised warrants were issued and outstanding.
15,800,000	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the First Quarter but prior to the Report Date of this MD&A include the following:

Ruaha Power Teams Up With Husk Power Systems
In a press release dated 1 October 2014 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), has entered into a joint venture agreement with Husk Power Systems ("HPS") and has taken delivery of its first 32kW biomass power plant at its Dar es Salaam workshop. The power plant will provide primary generation capacity at Ruaha Power's first build-own-operate "Mini-Grid" network which shall generate, distribute, and sell electrical power directly to residential, commercial, and light industrial customers at pre-pay meters.

Ruaha Power plans to install several similar Mini-Grids in the Morogoro and Iringa Regions of Tanzania. The generation plant runs on syngas produced in an integrated biomass gasifier fueled by locally available agricultural residue. The plant and its related systems are proprietary designs supplied by HPS, and will be operated as an embedded generator within Ruaha Power's biomass-diesel hybrid Mini-Grid under the terms of a 50/50 joint venture arrangement between HPS and Ruaha Power.

Ruaha Power Kicks Off Malolo Mini - Grid
In a press release dated 7 October 2014 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), had commenced construction of the Phase-I development of its Malolo Mini-Grid and had begun signing up first subscribers from a waiting list of 400 customers.

The Malolo Mini-Grid is the first of four separate, isolated rural "Mini-Grids" to be built, owned, and operated by the Ruaha Power, from which it intends to generate, distribute, and sell electrical power directly to consumers at pre-payment meters. When complete, the four Malolo Mini-Grids will have a combined generation capacity of 300kW and each Mini-Grid shall directly deliver 75kW of power to a combined total of approximately 2,500 identified residential, commercial, and light industrial customers. The Mini-Grids are being installed in an area surrounding the village of Malolo and three nearby villages, all located in the Kilosa District, Morogoro Region, Tanzania.

Phase-I of the Malolo Mini-Grid development is expected to commence power deliveries by the end of the first quarter of 2015. It involves the installation and commissioning of the first embedded generators, a 25kW hybrid biomass gasifier and a 25kW diesel generation plant, together with more than four kilometers of low voltage distribution network to deliver power to about 400 subscribers. The distribution network will be constructed to standards sufficient for connection to the national grid at such time as it may be extended into the Malolo Mini-Grid area. A 21,500 square-foot site near the village of Malolo has been acquired for the first generator house and power line easements have been arranged. Civil works and the construction of the first powerhouse and office has begun and are expected to be complete by year end. A Phase-II development is planned to add solar PV capacity to complete a hybrid biomass / solar PV / diesel powered Mini-Grid. Ruaha Power plans to duplicate the Phase-I and Phase-II development at each of the other three villages, one after the other, upon completion of Phase-II of the first network.

Notice of Annual General Meeting for Fiscal 2014
In a news release dated 27 October 2014, the Company announced that it will hold its annual general meeting be held at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Boardroom, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, on 5 December 2014, at 10:00 A.M., local time. At the Meeting, Shareholders will be asked to consider and participate in the following matters:

A.	To receive the audited consolidated financial statements of the Company for the fiscal year ended 30 June 2014 and the auditor’s report thereon.
B.	To elect directors for the ensuing year.

C.	To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.
D.	To consider and, if thought fit, to approve an ordinary resolution to adopt the Company’s proposed sale of its Norwegian subsidiary.
E.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Only Shareholders of record at the close of business on 24 October 2014, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolution(s), except to the extent that a Shareholder has transferred any securities of the Company subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

Stake in Ruaha Power Subsidiary Increased
In a news release on 4 November 2014, the Company announced that with effect from 11 October 2014, the four founding shareholders of the Company’s affiliate in Tanzania, Ruaha River Power Company Limited, (“Ruaha Power”) entered an agreement which terminated the original shareholders agreement dated 30 April 2014. Pursuant to the termination agreement, two founding shareholders withdrew and returned their shares to Ruaha Power for cancellation.

On 29 October 2014 the two remaining shareholders of Ruaha Power, the Company and Pan African Management and Development Company, Inc. ("Panafra") entered into an agreement to reorganize and redistribute rights and shares of Ruaha Power. The Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in Ruaha Power from 4,250,000 to 6,500,000 ordinary shares.

From 29 October 2014 and at the Report Date the Company owns 6,500,000 shares representing an equity interest of 65% and Panafra, a Delaware based American company, owns 3,500,000 shares representing 35%. The Company considers Ruaha Power to be a majority owned and controlled subsidiary, and the Company's principal operating arm for expansion of its renewable energy generation and distribution business in Tanzania and other developing countries around the "Indian Ocean Rim", including Indonesia.

The Company is currently determining the impact of the transaction on its financial condition, financial performance and cash flows pursuant to the requirements of IFRS 3, Business Combinations.

New Candidate for Director Proposed
In a news release on 6 November 2014, the Company announced that as published in its information circular dated 27 October 2014 for the Company's annual general meeting scheduled for 5 December 2014, the Company has proposed Mr. John Tate as a candidate for election to the board of directors of the Company. Mr. Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major US multinational corporations, an early stage software company and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he serves as the Chief Executive Officer and Chairman of Kastan Mining PLC.

Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software as a service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company. His earlier business career involved 10 years with Ford Motor Credit Company and served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelors and a Master’s degree in finance at Colorado State University and he is a Certified Public Accountant. Mr. Tate currently serves as a director and as the Chief Financial Officer of Ruaha River Power Company Limited. As at the Report Date, the Company owns a 65% equity interest in Ruaha River Power Company Limited, and 35% is owned by Pan African Management and Development Company, Inc., a private company owned and controlled by Mr. Tate and his family.

4.1	Share Purchase Warrants Activity : Since First Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues- No share purchase warrants were issued.

  Expiry - No share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4.2	Incentive Stock Options Activity: Since First Quarter End and Up to the Report Date

  Exercises- No outstanding incentive stock options were exercised.

  New Grants- No new incentive stock options were granted.

  Expiry - No outstanding incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4.3	Conversion Rights Activity: Since First Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry- No outstanding common shares conversion rights expired.

  Amendments- There were no amendments to the terms of any outstanding common share conversion rights.

4.4	New Shares Issues: Since First Quarter End and Up to the Report Date

Subsequent to the end of the Past Quarter and prior to the Report Date, a total of 2,000,000 new common shares were issued on 29 October 2014 in exchange for shares to increase the Company’s stake in its Ruaha Power affiliate as described above.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

143,015,381	common shares were issued and outstanding.
9,462,500	unexercised warrants were issued and outstanding.
15,800,000	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

 PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters
The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-1 of Fiscal 2015	Nil	(201,479)	(201,479)	(201,479)	(0.00)
Quarter-4 of Fiscal 2014	Nil	(89,934)	(124,372)	(89,934)	(0.00)
Quarter-3 of Fiscal 2014	Nil	(318,556)	(239,332)	(318,556)	(0.00)
Quarter-2 of Fiscal 2014	Nil	(341,133)	(254,287)	(341,133)	(0.00)
Quarter-1 of Fiscal 2014	Nil	(189,866)	(168,632)	(189,866)	(0.00)
Quarter-4 of Fiscal 2013	Nil	47,508	29,308	47,508	0.00
Quarter-3 of Fiscal 2013	Nil	(446,450)	(446,450)	(446,450)	(0.01)
Quarter-2 of Fiscal 2013	Nil	(144,702)	(144,702)	(144,702)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Until the end of fiscal 2014 on 30 June 2014, the Company used the equity accounting method for the business activity of VTT Maritime AS (“VTT”) and RADA Engineering and Consulting AS (“RADA”), two private Norwegian owned by the Company’s 51% owned subsidiary Visionaire Energy AS (“Visionaire”). This method caused significant variations in the Company’s results of operations from period to period prior to the end of fiscal 2014. The operations of Visionaire are disclosed as discontinued operations held for sale in the Interim Financial Statements, pending shareholder approval of the sale of Visionaire expected at the Company's 5 December 2014 general meeting. As a result, the operations of VTT and RADA do not have an impact on the results of the Company starting from the beginning of the First Quarter.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses and financing fees also affect the size of the Company’s quarterly income (loss).

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Quarters

Three month period ended 30 September 2014 (the “Current Quarter”) and the
Three month period ended 30 September 2013 (the “Comparative Quarter”).

a)	Overall, the Company incurred a loss from operations during the Current Quarter of $201,479 compared to a loss of $189,866 for the Comparative Quarter, an increase of $11,613.

b)	The Company incurred a loss per share of $0.00 in the Current Quarter compared to a loss per share of $ $0.00 during the Comparative Quarter.

c)

Total equity loss from the results of VTT and RADA during the Current Quarter was $nil compared to $43,194 for the Comparative Quarter as a result of Visionaire Energy AS’s operations being disclosed as discontinued operations held for sale in accordance with the requirements of IFRS 5.

d)

Interest expense during the Current Quarter was $48,704 compared to $32,337 during the Comparative Quarter. The Company entered into an agreement with the holder of its convertible promissory note to modify increase/decrease is attributable to the terms of such note during the Current Quarter, as disclosed above. The accounting for this modification resulted in an increase in the amount of the Company’s conversion option reserve and a corresponding decrease in the carrying value of the debt component of the convertible promissory note. The value of the debt including interest is being accreted to its face value which resulted in higher interest expense during the Current Quarter.

e)

The Company’s administrative costs were also higher in the Current Quarter compared to the Comparative Quarter, primarily due to increased activity of the Company. The Company incurred higher investor relation costs and professional fees due to its new ventures. As a result, office and investor relations costs and professional fees were higher in the Current Quarter by $45,425 (2014 - $71,322; 2013 - $25,897).

f)

Cash used in operating activities during the Current Quarter was $248,777 compared to $24,457 used in the Comparative Quarter. The change is attributable to higher activity and the availability of more funds by the Company during the Current Quarter.

g)

Cash raised from financing activities during the Current Quarter was $120,000 compared to $20,239 raised during the Comparative Quarter as a result of the different private placement proceedings during the periods.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of the First Quarter, the Company’s Interim Financial Statements reflected working capital of $23,871 compared to a working capital deficit of $693,794 at the 30 June 2014 end of the previous fiscal year.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 30 September 2014.

PART - 9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART - 10 : RELATED PARTY TRANSACTIONS

10.1	Transactions With Related Parties And Related Party Balances

At the end of the First Quarter, $264,560 (30 June 2014 - $320,734) was payable to the CEO and the CFO of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

10.2	Compensation Of Key Management Personnel

During the first three months of the Company’s 2015 fiscal year ended 30 September 2014, the Company paid or accrued management fees to the CEO and the CFO of the Company in the amount of $67,500 compared to an amount of $67,500 for the same three months ended 30 September 2013.

PART - 11 : MATERIAL CONTRACTS AND EVENTS

11 .1	Off-Balance Sheet Arrangements

At the end of the First Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11 .2	Material Contracts & Commitments

During the First Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements for the period.

11 .3	Investor Relations, Publicity and Promotion

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 .4	Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 .5	Claims, Contingencies & Litigation

As at the Report Date, the Company is in default of repayment of an unsecured $250,000 promissory note convertible into common shares of the Company. The Company has offered the holder terms for converting a portion of the note in accordance with its provisions together with extending its term. There are no guarantees that these discussions will result in a resolution mutually acceptable to the Company and the note holder. Except for the foregoing and any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for the First Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2014.

PART - 13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at 30 September 2014, consist of cash, accounts payable and accrued liabilities and the convertible debt. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART - 14 : CONTINUOUS DISCLOSURE AND FILINGS

14 .1	Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for the First Quarter.

14 .2	Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (theSystem for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14 .3	Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

PART - 15 : FORWARD - LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

15.1	Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15.2	Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15.3	No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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